OGE Energy Corp. (OGE)

Shareholder Alert

Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
OGE Energy Shareholder since 2011

Please Vote For Proposals 4 and 6 – Both for Reducing Supermajority Voting Provisions

It clearly makes overwhelming sense to reduce our 80% supermajority voting provisions. Due to the low shareholder voting participation at OGE Energy it would take a 115% shareholder voting turnout, based on the 2021 OGE shareholder voting turnout rate, to approve important governance enhancement rules at OGE.

Studies have shown that improved corporate governance rules result in improved stock price. And our stock price needs all the help it can get compared to its 2019 price of $45.

Both Proposal 4 and Proposal 6 have the same objective. Proposal 6 has the innovation of asking for a more moderate reduction in the Supermajority Voting Provisions in the expectation that Proposal 6 would obtain more votes if both Proposal 4 and Proposal 6 had the same sponsor.

Our management clearly needs outside the box innovation in obtaining the necessary vote to reduce our Supermajority Voting Provisions.

Another company had the same challenge to obtain an 80% vote and it has come up with an outside the box solution. This is Raytheon Technologies Corporation (RTX) with its Proposal 4 in its 2022 proxy.

Shareholders can also consider voting against the potentially conflicted Chairman of the OGE Governance Committee, Mr. Peter Clarke. Mr. Clarke is a retired lawyer from the Jones Day law firm. Jones Day makes money by helping the management elite at major companies in resisting innovative proposals by shareholders. For evidence simply insert “Jones Day rule 14a-8” into a search engine.

It appears that Mr. Clark may still rely on Jones Day for advice to resist innovative shareholder proposals. Mr. Clark could have recommended that shareholders vote for both Proposal 4 and Proposal 6 – that would be innovative thinking.

Jones Day has the smarts to come up with innovative ways to seek to achieve the objective of Proposal 4 and 6: Reducing Supermajority Voting Provisions at OGE.

Jones Day needs the motivation to come up with innovative ways to achieve the objective of Proposal 4 and 6: Reducing Supermajority Voting Provisions at OGE.

Motivation for Jones Day may be out of the question with Mr. Clark as the Chairman of the OGE Governance Committee.

Please Vote For Proposals 4 and 6 – Both for Reducing Supermajority Voting Provisions

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.